Exhibit 4.2

CHINA ONLINE EDUCATION GROUP

Number	Shares

- _______ Class A Ordinary Shares -

Incorporated under the laws of the Cayman Islands

Share capital is US$150,000 divided into (i) 1,000,000,000 Class A Ordinary Shares of US$0.0001 par value each; (ii) 350,000,000 Class B Ordinary Shares of US$0.0001 par value each; and (iii) 150,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board may determine in accordance with Article 9 of the Articles of Association of the above-named Company.

THIS IS TO CERTIFY THAT ____________________ is the registered holder of _____________ Class A Ordinary Shares in the above-named Company subject to the Fifth Amended and Restated Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the        day of                                                 by:

DIRECTOR                 ___________________________________